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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                AMENDMENT NO. 1
                                    to the
                                SCHEDULE 14D-9
                            FILED ON AUGUST 18, 1997
                                      and
                                AMENDMENT NO. 2
                                     to the
                                SCHEDULE 14D-9
                             FILED ON JULY 24, 1997
                    AND PREVIOUSLY AMENDED ON AUGUST 18, 1997
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934
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             BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V,
                             A LIMITED PARTNERSHIP
                           (Name of Subject Company)

             BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V,
                             A LIMITED PARTNERSHIP
                      (Name of Person(s) Filing Statement)

                                     UNITS
                        (Title of Class of Securities)

                                   100650407
                    (CUSIP Number of Class of Securities)
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                           Michael H. Gladstone, Esq.
                     c/o Boston Financial Securities, Inc.
                               101 Arch Street
                              Boston, MA 02110
                               (617) 439-3911
                    (Name, Address and Telephone Number of
          Persons Authorized to Receive Notices and Communications on
                   Behalf of the Person(s) Filing Statement)
                                  Copies to:
                           Joseph T. Brady, Esq.
                              Peabody & Brown
                             101 Federal Street
                              Boston, MA 02110
                               (617) 345-1000
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    This Amendment amends the Schedule 14D-9s previously filed (and as amended to date, if applicable) (the "Previously Filed Schedule 14D-9") by Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, a Massachusetts limited partnership (the "Partnership") with regard to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 24, 1997, as amended by the amendment thereto dated August 18, 1997, by Oldham Institutional Tax Credits LLC ("Oldham"), a Massachusetts limited liability company and an affiliate of the General Partner and with regard to the competing tender offer by Everest Tax Credit Investors, LLC, a California limited liability company, and Everest Tax Credit Investors II, LLC, a California limited liability (together, Everest") disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 11, 1997. This Amendment amends the previously filed Schedule 14D-9 to reflect the changes to date in each of the tender offers. Capitalized terms used but not defined herein have the meaning ascribed to them in the Previously Filed Schedule 14D-9.

    Item 2.   Tender Offer of the Bidder.

    Item 2 is hereby amended in its entirety as follows:

    This Schedule 14D-9 relates to the following two offers:

    1. The Oldham Offer: The offer by Oldham Institutional Tax Credits LLC ("Oldham"), a Massachusetts limited liability company and an affiliate of the General Partners, disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 24, 1997, as amended by Amendment No. 1 thereto, dated August 18, 1997 and as further amended by Amendment No. 2 thereto, dated August 25, 1997 (as amended the "Oldham Schedule 14D-1"), to purchase up to 17,200 issued and outstanding Units upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 24, 1997, as supplemented by the Supplement thereto dated August 18, 1997 and as further supplemented by the Supplement thereto dated August 25, 1997, and the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Oldham Offer" and are contained within the Oldham Schedule 14D-1). Oldham has increased the purchase price for the Oldham Offer from $635 per Unit to $675 per Unit, net to the seller in cash (the "Oldham Purchase Price"), without interest thereon.

    The address of Oldham's principal executive offices is 101 Arch Street, Boston, Massachusetts 02110.

    2. The Everest Offer: The offer by Everest Tax Credit Investors, LLC, a California limited liability company, and Everest Tax Credit Investors II, LLC, a California limited liability company (together, "Everest"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 11, 1997 as amended by the amendment thereto dated August 20, 1997 (as amended the "Everest Schedule 14D-1"), to purchase up to 3,500 issued and outstanding Units upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 11, 1997 as supplemented by the Supplement thereto dated August 20, 1997, and the related

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Letter of Transmittal, as each may be supplemented, modified or amended from time to time (which collectively constitute the "Everest Offer" and are contained within the Everest Schedule 14D-1). Everest has increased the purchase price for the Everest Offer from $600 per Unit to $675 per Unit (the "Everest Purchase Price"), without interest thereon.

    The address of Everest's principal executive offices is 199 South Rubles Avenue, Suite 440, Pasadena, California 91101.

    Item 4.   The Solicitation or Recommendation.

    Item 4(a) is hereby amended in its entirety as follows:

    (a) 1. The Oldham Offer: Following receipt of the terms of the Oldham Offer as supplemented on August 18, 1997 and as further supplemented on August 25, 1997, the General Partners again reviewed and considered the Oldham Offer. Because of the conflict of interest resulting from the affiliation between Oldham and the General Partners, the General Partners are expressing no opinion and are remaining neutral with respect to the Oldham Offer.

         2. The Everest Offer: Following receipt of the terms of the Everest Offer, as supplemented on August 20, 1997, the General Partners again reviewed and considered the Everest Offer. Because of the conflict of interest resulting from the affiliation between Oldham and the General Partners, the General Partners are expressing no opinion and are remaining neutral with respect to the Everest Offer.

    Item 4(b) is hereby amended by replacing the fifth bullet paragraph in its entirety with the following bullet paragraph:

    - The Everest Offer is for $675 per Unit. The Oldham Offer is also for $675 per Unit.

    Item 9.   Material to be Filed as Exhibits.

    99.(a)(2) Letter from Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership, to Limited Partners, dated August 25, 1997.



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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 1997

                   BOSTON FINANCIAL QUALIFIED HOUSING
                   TAX CREDITS L.P. V, A LIMITED PARTNERSHIP

                   By:  ARCH STREET V, INC., Managing General
                        Partner

                        By:  /s/ Jenny Netzer
                             Name:  Jenny Netzer
                             Title: President

                   By:  ARCH STREET V LIMITED PARTNERSHIP

                        By:  ARCH STREET V, INC., its General
                             Partner

                             By: /s/ Jenny Netzer
                             Name:  Jenny Netzer
                             Title: President



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                                 EXHIBIT INDEX

EXHIBIT NO.                  TITLE

99.(a)(2)                    Letter from Boston Financial
                             Qualified Housing Tax Credits L.P. V, A
                             Limited Partnership, to Limited Partners, dated August 25, 1997.





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